

September 3, 2009

Room 7010

Robert B. Lee
Chief Financial Officer, Treasurer and Controller
PRG-Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, Georgia 30339

      Re: PRG-Schultz International, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2008
             Form 10-Q for the Fiscal Quarter Ended June 30, 2009
             Definitive Proxy filed April 23, 2009
             File No. 000-28000

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.   We note your discussion on page 9 regarding the nature of your business, which may decrease as a result of clients improving their systems and processes and having fewer errors. We further note on your discussion that you may not know

the impact of the current economic downturn your business and revenues until late 2009 and 2010. Please expand discussion, in future filings, to clarify the specific impacts and risks of recent economic events to your business. Provide an overview of how the market for your products and services has been affected and the current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent contract activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current debt instruments, credit ratings and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

Liquidity and Capital Resources, page 29
Secured Credit Facility, page 32

2.   We note in March 2009, you amended your credit facility to modify your covenants and borrowing base calculation. Please tell us whether or not the covenant modification was essentially a waiver provided by your bank as a result of an anticipated covenant failure. Further explain the nature of your borrowing base calculation and how your current accounts receivables balance as well as any uncollectible accounts or unbilled accounts impacts that calculation. Considering the above covenant modifications as well as the recent downturn in the economy and tightening of the credit markets, please revise future filings to disclose the specific covenants included in your revolving line of credit agreements compared to the actual ratios. Your disclosures should include actual ratios/amounts for each period and the required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003

3.   We note your customer concentration disclosures on page 6, 9 and 54 discloses that your five largest clients contributed 30.4% of its revenue for 2008 and that Wal-Mart accounted for 11.2% of sales during 2008. Please provide a discussion within the liquidity section to discuss the effects of your customer concentrations on your liquidity and operations, specifically whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect to liquidity or operations. Refer to Financial Reporting Codification 501.03.a.

4.   We note that your participation in the RAC demonstration project expired in
        March 2008. You state that you have expended substantial resources in
        connection with the Medicare audit services under CMS's RAC program and
        continue to incur significant costs relating to your participation. With regard to
        this program and its related costs incurred and revenues earned, tell us the nature
        of the costs that are still being incurred for this project and why, when revenues
        from the wrap up of the program were not significant. Quantify the amount you
        anticipate spending for the remaining costs and when you anticipate paying these
        costs.

 (1) Summary of Significant Accounting Policies, page 46

(7) Goodwill and Other Intangible Assets, page 59

5.   We note your accelerated amortization of customer relationship intangibles during
        the third quarter of 2007 as a result of your expectation that revenues and profits
        from these customers will decrease. We note your footnote disclosure on page 59
        that you have tested your intangibles under SFAS 144 during the fourth quarter of
        each fiscal year presented and concluded that no impairment was necessary.
        Please tell us how you considered these customer relationships and your
        anticipation that revenues and profits will decrease for these customers in your
        impairment analysis at December 31, 2007 and 2008 and determined that no
        interim impairment test was necessary at June 30, 2009. Considering the decline
        in revenues during the past three years and your conclusion that amortization on
        these assets should be accelerated as a result of a decrease in future cash flows, it
        is unclear how you determined that no impairment is necessary.

Item 15. Exhibits, Financial Statement Schedules, page 77

   6.   We note your discussion of the Secured Credit Facility on page 32. Please tell us
        where this exhibit is filed on EDGAR and include the credit facility in your
        exhibit list in future filings.

Form 10-Q for the quarter ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

7.   With regard to your February 9, 2009 announcement that you had entered into
        subcontracts with three of the four national RAC program contact awardees,
        please explain to us the nature of these contracts, including the amount of the
        contract, why you can not predict the magnitude and timing of revenues and why
        you do not expect to receive any meaningful revenues until second half of 2010.

Also, tell us and disclose, in future filings, the nature and amount of any capital expenditures or other costs you anticipate incurring as a result of these contracts and your anticipated timing of these costs.

8. We note that your margins increased in the second quarter of 2009 as a result of reductions in indirect costs and increased margins on consulting projects. Tell us and disclose, in future filings, the nature of your consulting projects and why they are performed at higher margins as opposed to other projects. Further tell us about any cost cutting initiatives you have in place, such as reducing headcount, and whether or not you anticipate these initiatives to impact future periods.

Liquidity and Capital Resources, page 18

9. Your liquidity discussion does not provide detailed explanations of the reasons for changes in operating cash flows. Please revise your discussion in future filings to address the reasons for the changes in operating assets and liabilities, specifically the decreases in accounts receivable, accounts payable and accrued expenses as these changes have had a material impact on your operating cash flows. Note this disclosure would enhance an investors understanding of your cash flow position and the company's ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350.

Item 9A. Controls and Procedures, page 25

10. We note that your CEO and CFO concluded that the company's disclosure controls and procedures were effective in reporting, on a timely basis, information required to be disclosed by the company in the reports the company files or submits under the Exchange Act. This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise your disclosure in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, please simply conclude in future filings that your disclosure controls and procedures are effective or ineffective, as the case may be.

<u>Definitive Proxy Statement on Schedule 14A filed on April 23, 2009</u>
<u>Compensation Discussion and Analysis, page 12</u>

11.   In future filings, please analyze in greater detail how individual roles and performance (i.e., the qualitative factors) factored into the compensation amounts you disclose for each executive officer.

<u>Cash Bonus, page 18</u>

12.   We note your disclosure that bonuses are earned based on consolidated adjusted EBITDA target and maximum amounts, and that EBITDA is adjusted for unusual and other significant items that management views as distorting operating results from period to period. In future filings, please quantify and disclose in greater detail how these adjustments were calculated. See Item 402(b)(2)(vi) and Instruction 5 to Item 402(b) of Regulation S-K.

13.   In future filings, please disclose the formula to determine the bonuses if the company's performance fell between the target and maximum adjusted EBITDA goals. Also quantify the actual EBITDA achieved. See Item 402(b)(1)(v) of Regulation S-K.

<u>Long-Term Equity Incentive Compensation, page 19</u>

14.   In future filings, please describe in greater detail how the stock awards listed in the executive compensation table on page 28 were calculated for each executive officer. Also quantify the target and the actual corporate performance measures (i.e., the adjusted EBITDA) used to calculate the awards for each executive officer. Describe in detail how these measures were adjusted.

15.   In future filings, please describe in greater detail how the Compensation Committee determined the amount of MIP performance units to award to each executive officer.

<u>Certain Transactions, page 34</u>

16.   We note your related party transaction disclosure on page 54 of the Form 10-K in the notes to the financial statements. Please include this disclosure in this section in future filings or advise us why you believe this disclosure is not required under Item 404 of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. You may direct questions on other comments and disclosure issues to Errol Sanderson, Financial Analyst, at (202) 551- 3746 or Brigitte Lippmann at (202) 551-3713.

Sincerely,

Terence O'Brien
Accounting Branch Chief